UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 448: In the City of Buenos Aires, on May 11, 2020, at 12:30 pm, in observance of the Social, Preventive and Mandatory Isolation regime (Aislamiento Social, Preventivo y Obligatorio) provided for by Emergency Decree No. 297/2020 (Decreto de Necesidad y Urgencia, DNU), then extended by DNU No. 459/2020, and in consideration of CNV General Resolution No. 830/2020 authorizing Board of Directors´ Meetings to be remotely held during the health emergency situation and limited free circulation, including those issuers who have not so provided in their By-laws, as in the case of the Company, the Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A. or the Company) held a remote meeting through Microsoft Teams, which allows for simultaneous transmission of sound, images and words during the meeting and its digital recording. Regular Directors Ricardo Alejandro Torres, Gustavo Mariani, María Carolina Sigwald, Diego Salaverri, Gustavo Capatti, Carlos Alberto Iglesias, María Jose Wuille Bille, Diego Rozengardt, Haroldo Montagu and Gonzalo Guilardes attended the remote meeting. Daniel Abelovich, Germán Wetzler Malbrán and Jorge Pardo also attended the remote meeting, representing the Supervisory Committee. Alternate Directors Santiago Fraschina and Josefina Grosso also attended the remote meeting, who joined the discussion by the Board as well as Alternate Director Nicolas Sanvitale, who attended with voice but no vote. The Company`s Director of Finance and Control Mr. Leandro Montero also attended the remote meeting as well as Mr. Carlos Ariosa as Legal Affairs Manager and Mr. Sergio Cravero, member of PwC, the Company´s independent audit firm. The Meeting was chaired by the Board´s Chairman, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the Directors the FIRST ITEM of the Agenda as timely informed: […] Thereafter, the SIXTH ITEM of the Agenda was submitted to consideration: 6°) Consideration of the Interim Condensed Financial Statements as of 3/31/2020. The Chairman informed that the Meeting should consider the Interim Condensed Financial Statements and other documents for the three-month period ended March 31, 2020, and stated all attendees were aware of all such documents as they were handed over to them with the call to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of March 31, 2020, and for the

three-month periods ended March 31, 2020 for comparative purposes, including the Interim Condensed General Balance Sheet, the Interim Condensed Statement of Income, the Interim Condensed Statement of Changes in Shareholders’ Equity, the Interim Condensed Statement of Cash Flows, supplementary documents, Informative Report, information required under the BYMA Regulations, Review Reports by the Certifying Accountant and the Supervisory Committee on the Interim Condensed Financial Statements, all for the period ended March 31, 2020, for comparative purposes. Mrs. Carolina Sigwald took the floor and moved attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors by unanimous votes, with the abstention by Diego Rozengardt, Haroldo Montagu, Gonzalo Guilardes, Santiago Fraschina and Josefina Grosso, RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the Reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Interim Condensed Financial Statements for the period ended March 31, 2020 once allowed by the preventive and mandatory isolation rules. […] There being no further issues to transact, the meeting was adjourned at 2:10 pm.-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 14, 2020